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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Frisco Bay Industries Ltd.
(Name of Subject Company)

Frisco Bay Industries Ltd.
(Name of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

358751105
(CUSIP Number of Class of Securities)

Barry E. Katsof
Chief Executive Officer
Frisco Bay Industries Ltd.
160 Graveline
Montréal, Quebec, H4T 1R7
Canada
(514) 738-7300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Howard Levine, Esq.
Lapointe Rosenstein
Suite 1400, 1250 René-Lévesque Blvd. West
Montreal, Quebec H3B 5E9
Canada
(514) 925-6300

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Frisco Bay Industries Ltd., a Canadian corporation (the "Company" or "Frisco Bay"), filed with the U.S. Securities and Exchange Commission (the "Commission") on January 30, 2004 (the "Schedule 14D-9"), with respect to the offer made by 6181708 Canada Inc., a corporation incorporated under the Canadian Business Corporations Act (the "Purchaser") and an indirect wholly owned subsidiary of The Stanley Works, a Connecticut corporation (the "Parent" or "Stanley"), as disclosed in a Tender Offer Statement on Schedule TO, as amended (the "Schedule TO"), to purchase all of the outstanding Common Stock, no par value per share (the "Common Shares"), of the Company at a price of $15.25 per share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Purchaser's Offers to Purchase and Circular, each dated January 30, 2004, in the related Letter of Acceptance and Transmittal and in the related Notice of Guaranteed Delivery (which, together with any amendments or supplements thereto, collectively constitute the "Offers"). Simultaneously with the offer to purchase Common Shares, the Purchaser is also offering to purchase all of the outstanding Class A Common Stock, no par value per share (the "Class A Shares" and, together with the Common Shares, the "Shares"), of the Company at a price of $15.25 per share, net to the seller in cash, without interest, upon the terms and conditions set forth in the Offers. The Offers are described in the Schedule TO filed by the Purchaser and the Parent with the Commission on January 30, 2004, as amended by Amendment No. 1 thereto filed by the Purchaser and the Parent on the date hereof.

Item 2. Identity and Background of Filing Person

        The next to last paragraph of Item 2 of the Schedule 14D-9 under the heading "—Tender Offer of the Purchaser" is hereby amended in its entirety to read as follows:

        "All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Purchaser, the Parent or their affiliates, or actions or events with respect to any of them, was provided to the Company by the Purchaser, and the Company has no means of verifying the accuracy and completeness of such information."

Item 3. Past Contacts, Transactions, Negotiations and Agreements

        The first paragraph of Item 3 of the Schedule 14D-9 under the heading "—Stock Incentive Plan" is hereby amended in its entirety to read as follows:

        "Pursuant to the terms of the Frisco Bay Industries Ltd. Stock Incentive Plan, the Company has granted options or rights to acquire Common Shares ("Options") and stock appreciation rights ("SARs") to directors, officers, employees and consultants of the Company. As at January 19, 2004, the Company had outstanding Options entitling the holders to purchase an aggregate of 233,575 Common Shares at prices ranging from $2.19 to $9.98 per Common Share and 900 outstanding SARs entitling the holders thereof to exercise and receive a cash payment (or, at the option of the Company, Common Shares having an equivalent value) representing the difference between the market price at the time of exercise and the base price for the relevant SAR. The relevant base price of such SARs is $1.00.

        The following table sets out the sums to be realized by each of the directors and executive officers of the Company as a result of the exercise of Options and SARs held by them in the manner contemplated below:

	Options		SARs
Name and Position with the Company	Number Held	Sum to be Received upon Exercise pursuant to the terms of the Offers	Number Held	Sum to be Received upon Exercise pursuant to the terms of the Offers
Barry E. Katsof Chairman of the Board and Chief Executive Officer	25,000	$156,250	Nil	Nil
Ronald G. Waxman Vice-Chairman of the Board and Chief Operating Officer	25,000	$156,250	Nil	Nil
Brahm Gelfand Director	32,500	$318,210	Nil	Nil
Abe Nozetz Director	32,500	$318,210	Nil	Nil
Jan Westlund Director	40,014	$402,754	Nil	Nil
Robert Gagnon Vice-President, Finance and Information Technology	6,000	$ 72,000	Nil	Nil
Dominique Mimeault Vice-President, Special Projects	Nil	Nil	Nil	Nil

        As a group, the directors and executive officers of the Company will receive an aggregate of $1,423,674 upon the exercise of Options and SARs held by them in the manner contemplated below."

Item 4. The Solicitation or Recommendation

        The sixth paragraph of Item 4 of the Schedule 14D-9 under the heading "—Deliberations of the Special Committee and Recommendation to the Board—Deliberations of the Special Committee" is hereby amended in its entirety to read as follows:

        "In the course of its deliberations, the Special Committee, with the assistance of management and its advisors, reviewed, discussed and considered a number of other matters, including, but not limited to:

  (a)
  Current and expected financial, economic and market conditions, as well as trends affecting the industry in which the Company operates—the Special Committee noted that the demand for integrated systems has grown rapidly in the last few years and is expected to continue growing due both to improvements in technology that allow for the implementation of sophisticated integrated systems as well as to heightened security concerns stemming from the 9/11 terrorist attack in the United States and an increase in the reported levels of crime, and that, as a result, consolidation has become a major trend in the security systems integration business as acquirers seek to build scale and meet growing demand;

  (b)
  Strategic alternatives available to the Company, including the risks and uncertainties associated with such alternatives—the Special Committee considered these alternatives,

    including maintaining the status quo, selling individual business units on a stand-alone basis and merging with a competitor. The risks and uncertainties associated with maintaining the status quo related to the competitive market in which the Company operates and the increasing number of larger, better capitalized competitors. The risks and uncertainties associated with any future sale or merger included the possibility that the Company would not be able to find other suitors in order to carry out such transactions either in a timely manner or on a basis which is more favourable to the shareholders of the Company than the Offers;

  (c)
  The likelihood of competing offers from, or alternative transactions with, another party emerging—given the thorough nature of the auction process conducted by the Company and the Financial Advisor, the Special Committee assessed that the probability of competing offers or alternative transactions was low; nonetheless, the Special Committee noted that the Support Agreement provides for the possibility of the Board recommending a superior offer, should one arise, upon the payment of a break fee to the Purchaser;

  (d)
  The process undertaken by the Company resulting in the Offers, including the solicitations of interest from a number of potential parties and the various proposals received, together with the review by the Board and the Financial Advisor, prior to the execution of the Support Agreement, of the alternatives available to the Company and the Shareholders as described above;

  (e)
  The uncertainty of the Company being able to realize, over the near to intermediate term, a higher price for its Shares, or to conclude another transaction resulting in similar or higher value to Shareholders were it to remain independent, given the uncertain and competitive market in which the Company operates and the increasing number of larger, better capitalized competitors, as compared with the certainty of value available under the Offers;

  (f)
  The expected likelihood of receiving any necessary regulatory approvals for the Offers, and the probability of the other conditions of the Offers being satisfied;

  (g)
  Current and historical market prices and trading data in respect of the Common Shares, including information related to the average daily trading volume, float, institutional ownership and liquidity of the Common Shares, together with certain publicly available financial data for various companies deemed comparable to the Company and the terms of recent transactions considered comparable to the Offers, including, without limitation, publicly available prices and premiums paid—specifically, the Special Committee noted that the Offers represented a premium of approximately 33% over the closing market price of the Common Shares of $11.50 on the last trading date preceding the public announcement of the Offers, a premium of approximately 67% over the average closing price of the Common Shares of $9.14 for the 90 trading days preceding the announcement of the Offers, and a premium of approximately 27% over the highest closing market price in the trading history of the Common Shares (prior to the public announcement of the Offers) of $12.05 on June 18, 2002;

  (h)
  The advantages and disadvantages to holders of each class of Shares, other than the Locked-Up Holders, of accepting the Offers—the Special Committee noted that the transaction was negotiated on an arms' length basis, with the same price being offered to all holders of Shares pursuant to the Offers, including the Locked-Up Holders and the executive officers of the Company, and the Special Committee weighed this against the uncertainties associated with not proceeding with the transactions contemplated by the Offers, as described above; and

  (i)
  The terms and conditions of the Offers, which the Special Committee considered to be reasonable and appropriate in the circumstances, including the fact that the Support Agreement provides the Board with the ability to recommend a superior offer upon the payment of a break fee to the Purchaser. The members of the Special Committee also reviewed drafts of, and commented on, the Offers To Purchase and this Schedule 14D-9."

        The sole paragraph of Item 4 of the Schedule 14D-9 under the heading "—Intent to Tender" is hereby amended in its entirety to read as follows:

        "To the Company's knowledge, and to the knowledge of the directors and officers of the Company, after reasonable inquiry, each executive officer, director, affiliate and subsidiary of the Company, and each of the affiliates and associates of such executive officers and directors, currently intend to accept the Offers and to tender all outstanding Shares held of record or beneficially owned directly or indirectly, or over which control is exercised, by such person to the Purchaser in the Offers, representing, in the aggregate, 799,500 Class A Shares (or almost 100% of the outstanding Class A Shares) and 5% of the outstanding Common Shares (on a fully diluted basis, without giving effect to the conversion of the Class A Shares deposited under the Class A Shares Offer). Messrs. Katsof, Waxman, Harty, Gelfand, Gagnon and Mimeault have agreed under the Lock-Up Agreement to deposit under the Offers, and intend to so deposit, that number of Shares specified under "Item 3. Past Contacts, Transactions, Negotiations, and Agreements—Lock-Up Agreement"."

Item 5. Person/Assets Retained, Employed, Compensated or Used

        The second paragraph of Item 5 of the Schedule 14D-9 under the heading "Persons/Assets Retained, Employed, Compensated or Used" is hereby amended in its entirety to read as follows:

        "The Financial Advisor has acted as financial advisor to the Company in connection with the evaluation of proposals to acquire the Company, including the Offers and the Transactions contemplated by the Support Agreement, and will receive a fee for its services equivalent to $300,000 plus two percent of the value of the Offers in excess of $5,000,000, representing an additional fee of $1,106,000, contingent upon the consummation of the Offers (the "Success Fee"). The Financial Advisor will also receive a fee of $100,000 for providing the Fairness Opinion. The fee paid in connection with the Fairness Opinion and a $35,000 retainer received by the Financial Advisor upon the commencement of its engagement will be credited against the Success Fee. The Company also has agreed to reimburse the Financial Advisor for its expenses, including the fees and expenses of its legal counsel, and to indemnify the Financial Advisor and certain related parties in certain circumstances against certain liabilities. The Special Committee and the Board do not consider that the fact that a significant portion of the Financial Advisor's fees are contingent upon the successful completion of the Offers in any way impaired the objective nature of the review conducted by the Financial Advisor in rendering the Fairness Opinion, especially in light of the auction process conducted by the Company and the premium to the historical market prices of the Common Shares represented by the price being offered under the Offers."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRISCO BAY INDUSTRIES LTD.
By:	/s/ RONALD WAXMAN Name: Ronald Waxman Title: Vice-Chairman of the Board and Chief Operating Officer

Dated: February 19, 2004

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